UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Estimated average burden hours per response… 10.4

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Arowana Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

n/a
(CUSIP Number)

May 1, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 594,200 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 594,200 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 594,200 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.28%
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital International Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 205,800 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 205,800 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 205,800 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 2.18%
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital Investments, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 800,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 800,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.46%
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 800,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 800,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.46%
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 594,200 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 594,200 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 594,200 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.28%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital International GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 205,800 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 205,800 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 205,800 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 2.18%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 800,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 800,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.46%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer Arowana Inc.

(b)	Address of Issuer’s Principal Executive Offices Level 11, 153 Walker Street North Sydney, NSW 2060 Australia

Item 2.

(a)
Name of Person Filing

Seneca Capital, L.P.
Seneca Capital International Master Fund, L.P.
Seneca Capital Investments, L.P.
Seneca Capital Investments, LLC
Seneca Capital Advisors, LLC
Seneca Capital International GP, LLC
Douglas A. Hirsch

(b)	Address of Principal Business Office or, if none, Residence c/o Seneca Capital Investments, L.P. 900 Third Avenue, 22nd Floor New York, NY 10022

(c)
Citizenship

Seneca Capital, L.P. - Delaware
Seneca Capital International Master Fund, L.P.-Cayman Islands
Seneca Capital Investments, L.P. - Delaware
Seneca Capital Investments, LLC- Delaware
Seneca Capital Advisors, LLC- Delaware
Seneca Capital International GP, LLC- Delaware
Douglas A. Hirsch – United States

(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number
n/a

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**

Seneca Capital, L.P. – 594,200 shares
Seneca Capital International Master Fund, L.P. – 205,800 shares
Seneca Capital Investments, L.P. – 800,000 shares
Seneca Capital Investments, LLC – 800,000 shares
Seneca Capital Advisors, LLC– 594,200 shares
Seneca Capital International GP, LLC – 205,800 shares
Douglas A. Hirsch– 800,000 shares

(b)
Percent of Class

Seneca Capital, L.P. – 6.28%
Seneca Capital International Master Fund, L.P. – 2.18%
Seneca Capital Investments, L.P. – 8.46%
Seneca Capital Investments, LLC – 8.46%
Seneca Capital Advisors, LLC – 6.28%
Seneca Capital International GP, LLC – 2.18%
Douglas A. Hirsch – 8.46%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Seneca Capital, L.P. – 0 shares
Seneca Capital International Master Fund, L.P. – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC– 0 shares
Seneca Capital Advisors, LLC– 0 shares
Seneca Capital International GP, LLC– 0 shares
Douglas A. Hirsch– 0 shares

	(ii)	shared power to vote or to direct the vote

Seneca Capital, L.P. – 594,200 shares
Seneca Capital International Master Fund, L.P. – 205,800 shares
Seneca Capital Investments, L.P. – 800,000 shares
Seneca Capital Investments, LLC -800,000 shares
Seneca Capital Advisors, LLC – 594,200 shares
Seneca Capital International GP, LLC  - 205,800 shares
Douglas A. Hirsch – 800,000 shares

	(iii)	sole power to dispose or to direct the disposition of

Seneca Capital, L.P. – 0 shares
Seneca Capital International Master Fund, L.P. – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC– 0 shares
Seneca Capital Advisors, LLC– 0 shares
Seneca Capital International GP, LLC– 0 shares
Douglas A. Hirsch– 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Seneca Capital, L.P. – 594,200 shares
Seneca Capital International Master Fund, L.P. – 205,800 shares
Seneca Capital Investments, L.P. – 800,000 shares
Seneca Capital Investments, LLC -800,000 shares
Seneca Capital Advisors, LLC – 594,200 shares
Seneca Capital International GP, LLC  - 205,800 shares
Douglas A. Hirsch – 800,000 shares

* *Shares reported for Seneca Capital Investments, L.P. (“Seneca LP”) reflect the shares held of record by Seneca Capital, L.P. (“LP”) and Seneca Capital International Master Fund, L.P. (“Master”) of which Seneca LP is the investment manager.  Shares reported for Seneca Capital Investments, LLC (“Seneca LLC”) reflect the shares reported for Seneca LP.  Seneca LLC is the general partner of Seneca LP.  Shares reported for Seneca Capital Advisors, LLC (“Advisors LLC”) reflect the Shares held of record by LP, of which it is the general partner, and shares reported by Seneca Capital International GP, LLC (“International GP”) reflect the shares held of record by Master, of which it is the general partner.   Seneca LP, Seneca LLC, Advisors LLC and International GP have voting and investment control over the shares reported for such entities herein, but each disclaims beneficial ownership of such shares and warrants except to the extent of its pecuniary interest therein.  Shares reported for Douglas A. Hirsch reflect the shares reported for Seneca LLC, Advisors LLC and International GP of which Mr. Hirsch is the managing member, and in such capacity, Mr. Hirsch may be deemed to have voting and investment control over such shares and warrants.  Mr. Hirsch disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 11, 2015

SENECA CAPITAL, L.P.
By:  Seneca Capital Advisors, its General Partner
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.
By:  Seneca Capital International GP, LLC, its General Partner
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By: Seneca Capital Investments, LLC, its General Partner
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

SENECA CAPITAL INVESTMENTS, LLC
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

SENECA CAPITAL ADVISORS, LLC
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC
By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch
Title: Managing Member

By: /s/ Douglas A. Hirsch
Name: Douglas A. Hirsch